EXHIBIT 99.1

Solaris Reports In-Pit Mineral Resources Including Higher Grade Mineralization; Over 30,000m Drilling in H2/24 Targeting Open Extensions and Infill to Upgrade Resources; Concurrent District Exploration for Epithermal Gold/Silver and Porphyry Copper Discoveries

VANCOUVER, British Columbia, July 22, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to report an In-Pit Mineral Resources Estimate (“MRE”) for its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. Ongoing mineral resource drilling includes over 30,000m in H2/24 targeting open extensions and upgrading mineral resources to support the Pre-Feasibility Study (“PFS”) in H2/25. Concurrent district exploration programs are targeting complementary discoveries from an expanded portfolio of epithermal gold/silver and porphyry copper targets.

Highlights

  In-Pit Mineral Resources – 232 million tonnes (“Mt”) at 0.64% copper equivalentˆ (“CuEq”) (Measured) and 677 Mt at 0.49% CuEqˆ (Indicated) for 909 Mt at 0.53% CuEqˆ (Measured & Indicated) and an additional 1,426 Mt at 0.37% CuEqˆ (Inferred) at a base case 0.25% CuEqˆ cut-off grade

  Includes 157 Mt at 0.76% CuEqˆ (Measured) and 269 Mt at 0.69% CuEqˆ (Indicated) for 427 Mt at 0.71% CuEqˆ (Measured & Indicated) and an additional 177 Mt at 0.62% CuEqˆ (Inferred) at a higher cut-off grade of 0.50% CuEqˆ which reflects the at or near surface supergene and higher-grade hypogene mineralization (Table 1: Warintza Mineral Resource Estimate Sensitivity and Figure 2)

  Structural Advantages – Warintza is set at low elevation within the southeast Ecuador mining district that is serviced by direct connection from highway to Pacific ports, low-cost hydroelectric grid power with further development potential at the adjoining Santiago G8 project, and has seen sweeping socioeconomic improvement from mining exploration, development over the last decade (Figure 1)

  Resource Drilling Continues – 2024 drill program of 60,000m (over 30,000m in H2/24) in 140 holes from 80 platforms to provide improved drilling coverage targeting open lateral extensions, upgrading mineral resources and converting remaining uncategorized blocks within the pit shell to support the PFS in H2/25; metallurgical, geotechnical and hydrogeological drilling is ongoing (Figure 3)

  District Exploration Ongoing – Complementary district exploration efforts are underway with fieldwork targeting epithermal-style gold-silver mineralization south of Caya-Mateo, in an area where recent sampling has returned values between 4 and 12 g/t Au, and field crews also focused on mapping and sampling combined geophysical and geochemical porphyry copper targets (Figure 4)

Mr. Javier Toro, Chief Operating Officer, commented, “We are very pleased to be able to release this standalone MRE which draws on our combined years of experience with open pit copper projects in the Americas. This new MRE provides a solid foundation for future updates and a robust mine plan with a low strip ratio, simple metallurgy and clean concentrates. In support of the PFS, we are doing further technical, infill and extensional drilling into open areas within and adjacent to the pit shell.”

Table 1: Warintza Mineral Resource Estimate Sensitivity

Cut-off	Category	Tonnage	Grade
CuEq (%)		(Mt)	CuEq (%)	Cu (%)	Mo (%)	Au (g/t)
0.15%	Measured	246	0.61	0.45	0.02	0.05
	Indicated	836	0.44	0.30	0.02	0.04
	M&I	1,082	0.48	0.34	0.02	0.04
	Inferred	3,135	0.27	0.20	0.01	0.04
0.25% (Base Case)	Measured	232	0.64	0.47	0.02	0.05
	Indicated	677	0.49	0.34	0.02	0.04
	M&I	909	0.53	0.37	0.02	0.05
	Inferred	1,426	0.37	0.27	0.01	0.04
0.35%	Measured	207	0.68	0.50	0.03	0.06
	Indicated	497	0.56	0.40	0.02	0.05
	M&I	704	0.60	0.43	0.02	0.05
	Inferred	640	0.47	0.34	0.02	0.05
0.50% (Higher Grade)	Measured	157	0.76	0.56	0.03	0.06
	Indicated	269	0.69	0.50	0.03	0.05
	M&I	427	0.71	0.52	0.03	0.06
	Inferred	177	0.62	0.45	0.02	0.07

Notes to Table 1:

  The Mineral Resource Estimate was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.
  Reasonable prospects for eventual economic extraction assume open-pit mining with conventional flotation processing and were tested using Whittle and Minesight pit optimization software with the following assumptions: metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au; operating costs of US$1.50/t+US$0.02/t per bench mining, US$5.0/t milling, US$1.0/t G&A, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork.
  Metal price assumptions for copper, molybdenum and gold are based on a discount to the lesser of the 3-year trailing average (in accordance with US Securities and Exchange Commission guidance) and current spot prices for each metal.
  Mineral Resources include grade capping and dilution. Grade was interpolated by ordinary kriging populating a block model with block dimensions of 25m x 25m x 15m.
  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Copper-equivalent grade calculation for reporting assumes metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork and includes provisions for downstream selling costs. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).
  The Mineral Resources estimate was prepared by Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc., who is an Independent Qualified Person under NI 43-101. The Mineral Resources estimate is at a base case of 0.25% CuEqˆ cut-off grade and other estimates at varying cut-off grades are included only to demonstrate the sensitivity of the Mineral Resources estimate and are not the QP’s estimate of the Mineral Resources for the property.
  In Mr. Rossi’s opinion, there are currently no relevant factors or legal, political, environmental, or other risks that could materially affect the potential development of Mineral Resources.
  All figures are rounded to reflect the relative accuracy of the estimate and therefore may not appear to add precisely.
  The effective date of the mineral resource estimate is July 1, 2024.

Figure 1 – Warintza Location, Access, Infrastructure

Figure 2 – Warintza Mineral Resource Block Model

Note to Figure 2: Mineral Resources cut off at pit outline.

Figure 3 – Warintza Drilling and Future Targets

Figure 4 – Warintza District Exploration

The corresponding Technical Report disclosing the MRE in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) will be prepared by Mr. Rossi and available on the Company’s website at www.solarisresources.com and on SEDAR+ under the Company’s profile at www.sedarplus.ca within 45 days of this news release.

Endnotes

  Copper-equivalence grade calculation for reporting assumes metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork and includes provisions for downstream selling costs. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).

Resource Estimation Methodology and Parameters

Measured Mineral Resources were defined where there are at least two drill holes and four composites minimum within 40 and 80m, depending on geologic domain and orientation. Indicated Mineral Resources were defined where there are at least two drill holes and four composites minimum within 60 and 120m, depending on geologic domain and orientation. Variogram models were used to support the assessment of grade continuity. The classification reflects not only drill spacing and drill hole data quality, but also confidence level in the continuity of the grade and the geometry of the deposit. Inferred Mineral Resources were estimated within an envelope of drill hole influence, defined nominally as 200m in the horizontal directions, and 40m in the vertical direction. Mineral Resources include outlier grade restriction and internal dilution. Grade was interpolated by ordinary kriging populating a block model with block dimensions of 25m x 25m x 15m. The Measured, Indicated and Inferred Mineral Resources are classified in a manner that is consistent with the May 10, 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. In Mr. Rossi’s opinion, there are currently no relevant factors or legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secure Company facility located on site. The drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Mr. Rossi verified the data disclosed, including sampling, analytical, and test data underlying the information included in this news release, by personally inspecting the drill core use in the MRE and performing several checks to confirm the accuracy of such data. In addition, Mr. Rossi reviewed the QA/QC reports from the Company’s drill programs and noted that there were no issues that arose which would affect confidence with the assay data. Mr. Rossi considers the sampling method appropriate for the deposit type, adequate security and QA/QC measures were maintained, and samples are representative of the existing mineralization. Mr. Rossi is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein.

Heliborne magnetic, LIDAR and other layers of data quality for Warintza district exploration were validated by a qualified external professional using data validation procedures under high industry standards. The data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

Qualified Person

The MRE was prepared and the scientific and technical information in this news release was approved by Independent Qualified Person, Mario E. Rossi, FAusIMM, SME, IAMG, Principal Geostatistician of Geosystems International Inc (“GSI”) who is a copper porphyry specialist. Mr. Rossi is a qualified person pursuant to NI 43-101 and is independent of Solaris Resources under Section 1.5 of NI 43-101. Mr. Rossi has over 35 years of experience in mining and geostatistics, mineral resource and reserves estimation, audits and reviews in over 100 mining projects at various stages of development and operation. GSI is an independent, international mining consulting practice offering services specializing in porphyry deposits from exploration through feasibility, mine planning, and production.

The scientific and technical content of the Warintza district exploration targets in this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that ongoing mineral resource drilling includes over 30,000m in H2/24 targeting open extensions and upgrading mineral resources to support the PFS in H2/25, concurrent district exploration programs are targeting complementary discoveries from an expanded portfolio of epithermal gold/silver and porphyry copper targets, 2024 drill program of 60,000m (over 30,000m in H2/24) in 140 holes from 80 platforms to provide improved drilling coverage targeting open lateral extensions, upgrading mineral resources and converting remaining uncategorized blocks within the pit shell to support the PFS in H2/25; metallurgical, geotechnical and hydrogeological drilling is ongoing, complementary district exploration efforts are underway with fieldwork targeting epithermal-style gold-silver mineralization south of Caya-Mateo, in an area where recent sampling has returned values between 4 and 12 g/t Au, and field crews also focused on mapping and sampling combined geophysical and geochemical porphyry copper targets. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programs and technical programs. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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